Tuesday, August 29th, 2006

Hugo M. Cancio
CEO
Fuego Entertainment Inc.
19250 NW 89th
Miami, Fl.

Dear Hugo,

In view of the fact that Fuego Entertainment Inc. has taken a different philosophical broadcasting strategy from the Citytv model. As a CHUM vice-president and Citytv representative it does not make business sense for me to continue with the project.

I therefore tender my immediate resignation as a member of the board of directors of Fuego Entertainment effective August 28th.

Since no shares were issued to me as a member of the board there are non to be returned.

Sincerely Yours

/s/ Victor Rodriguez
Victor Rodriguez